Exhibit 11

THE PROGRESSIVE CORPORATION

COMPUTATION OF EARNINGS PER SHARE

(millions—except per share amounts)

	2008		2007		2006
Years Ended December 31,	Amount	Per Share	Amount	Per Share	Amount	Per Share
Basic:
Net income (loss)	$(70.0)	$(.10)	$1,182.5	$1.66	$1,647.5	$2.13

Average shares outstanding	668.0		710.4		774.3

Diluted:
Net income (loss)[1]	$(70.0)	$(.10)	$1,182.5	$1.65	$1,647.5	$2.10

Average shares outstanding	668.0		710.4		774.3
Net effect of dilutive stock-based compensation	5.9		8.1		9.5

Total	673.9		718.5		783.8

[1]	Since we reported a net loss for 2008, the calculated diluted earnings per share was antidilutive; therefore, basic earnings per share is disclosed as our diluted per share amount for 2008.